Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300

Kate Bechen Direct Dial: (414) 488-7333 Email: KBechen@dykema.com

August 1, 2025

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Crawford, Tim Buchmiller, Tracie

Mariner, and Kevin Vaughn

Re:	Scienture Holdings, Inc.
Draft Registration Statement on Form S-3
Submitted July 8, 2025
CIK No. 0001382574

Dear Mr. Crawford, Mr. Buchmiller, Ms. Mariner and Mr. Vaughn:

This response letter (this “Response”) is submitted on behalf of Scienture Holdings, Inc. (the “Company”) in response to the comments that the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to Dr. Narasimhan Mani, dated July 24, 2025 (the “Comment Letter”), with respect to the Company’s Draft Registration Statement on Form S-3 (the “Draft Registration Statement”), confidentially submitted with the SEC on July 8, 2025. The Company concurrently is filing a Form S-3 (the “Registration Statement”), which reflects the changes discussed in this Response that the Company made to address the Staff’s comments and other updates.

For reference purposes, each of the Staff’s numbered comments from the Comment Letter is set forth in bold text below, followed by the Company’s response to each comment. The responses below are based on information provided to Dykema Gossett PLLC by the Company.

Draft Registration Statement on Form S-3

Exhibits

1.	We note that you are registering the offer and sale of debt securities. Please pre-effectively file a form of indenture as an exhibit to the registration statement. Refer to Questions 201.02 and 201.04 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations available on our website.

Response: In response to the Staff’s comments, the Company has filed a form of indenture as Exhibit 4.5 to the Registration Statement.

Thank you for your review and consideration of the matters set forth in this Response and in the Registration Statement. If you have any questions, please contact the undersigned at (414) 488-7333 or KBechen@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Kate Bechen
Kate Bechen, Esq.

cc:	Narasimhan Mani
Co-Chief Executive Officer and President
Scienture Holdings, Inc.